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                                                                Exhibit 99(a)(8)

NEWS FROM                                   For Further Information,
Gleason                                     Contact for Gleason:

For Further Information,                    John J. Perrotti
Contact for Vestar:                         Vice President - Finance & Treasurer
                                            (716) 461-8105
Sander M. Levy
Vestar Capital Partners                     Gleason Corporation
(212) 351-1610                              1000 University Avenue
                                            P.O. Box 22970
                                            Rochester, New York USA 14692-2970

                                            For Immediate Release

                       GLEASON CORPORATION MANAGEMENT AND
                             VESTAR CAPITAL PARTNERS
                    TO TAKE COMPANY PRIVATE AT $23 PER SHARE

      ROCHESTER, NEW YORK, December 9, 1999. Gleason Corporation (NYSE-GLE) today announced the signing of a definitive merger agreement providing for the acquisition of the Company by James S. Gleason, Chairman and Chief Executive Officer of the Company, Gleason senior management, the Gleason Foundation, and Vestar Capital Partners, a New York based private equity investment firm, for $23.00 per share in cash.

      Under the terms of the agreement, which was unanimously approved by the Company's Board of Directors based on the unanimous recommendation of an independent Special Committee of the Board, the Company and a newly-formed company controlled by Vestar will commence a joint tender offer to purchase for $23.00 per share in cash all outstanding common shares of Gleason. This price represents a premium of approximately 31% to the average closing price of Gleason stock during the past 60 trading days. Bankers Trust Company, a wholly owned subsidiary of Deutsche Bank AG, has committed to provide approximately $185 million in bank financing to fund the debt portion of the transaction. Including the assumption of debt and certain other long-term liabilities and costs associated with the transaction, the total value of the transaction is approximately $332 million.
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      The tender offer, which is expected to commence by December 15, 1999, and remain open until January 27, 2000, unless extended, will be followed by a second step merger under which those shares not tendered will be converted into the right to receive the same $23.00 per share in cash. Mr. Gleason, senior members of management, and the Gleason Foundation, which collectively own approximately 15% of the outstanding shares, have agreed to vote their shares in favor of the merger. The tender offer is conditioned on receipt of the financing under the bank's commitment letter; the tender of a sufficient number of shares to give the investor group ownership of at least 66 2/3% of the fully diluted outstanding shares of the Company after giving effect to the repurchase of shares by the Company in the offer (a minimum tender of approximately 6.3 million shares); and other customary conditions. Details of the proposed transaction will be contained in an offer to purchase to be filed next week with the Securities and Exchange Commission.

      In considering and approving the transaction, the Board of Directors relied, among other things, upon the recommendation of the Special Committee. In making its recommendation, the Special Committee relied, among other things, upon the opinion of the Special Committee's independent financial advisor, Bear, Stearns & Co. Inc., that the consideration being offered is fair from a financial point of view to Gleason's shareholders (other than the investor group). The full text of the opinion of Bear Stearns will be contained in the offer to purchase.

      Notwithstanding its recommendation, and consistent with the terms of the Merger Agreement, the Special Committee requested the Company's management and the Special Committee's financial advisor to be available to receive written unsolicited inquiries from any other parties interested in the possible acquisition of the Company and, if the Special Committee concludes that the failure to do so would be inconsistent with its fiduciary duties to the Company's stockholders, to provide information to and, in Bear Stearns' case in conjunction with the Special Committee and its legal counsel, to enter into discussions and negotiations with such parties in connection with any such indicated interest.

      James S. Gleason, Chairman and Chief Executive Officer, said, "The transaction announced today is designed to provide an immediate and attractive premium for our


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shareholders while positioning the Company to pursue a long-term program of growth and future success in the marketplace. As a private company, we will have greater flexibility to focus even more on providing excellent products and services and meeting the demands of a dynamic marketplace without the costs and constraints associated with being a public company.

      "This transaction represents a strong endorsement of Gleason Corporation by one of the most successful and highly-regarded private equity firms. We are confident we will have access to capital to fund our growth while gaining an invaluable long-term financial partner in Vestar, a firm known for supporting high-quality companies with enduring franchises, loyal customer followings and recognized brand names," Mr. Gleason said.

      Commenting on the Gleason investment, Sander M. Levy, a managing director of Vestar, said, "We are extremely excited about our partnership with Jim Gleason, David Burns and the rest of the Company's senior management team. Gleason is a perfect example of what we look for in an investment opportunity: a market leader on a global basis, a long and successful operating history with attractive growth opportunities and a highly committed and experienced management team."

      The merger will be voted on at a special shareholders' meeting which is expected to be held in the first half of 2000. Following completion of the merger, the Board of Directors of the Company will consist of Messrs. Gleason, David J. Burns and John J. Perrotti of Gleason and two members of Vestar.

      Gleason Corporation is a world leader in the manufacture of gear production machinery and related equipment. The Company's extensive product line includes machinery for the production, finishing and testing of bevel and cylindrical gears. In addition, the Company offers a global support system providing tooling, replacement parts, field service, application development services, gear design and inspection software, training programs, engineering support, and machine rebuild and upgrade services. The Company's products primarily serve the automotive, aerospace, agriculture, construction and marine industries. Gleason's net sales for the year ended 1998 were approximately $409 million.


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

      Vestar Capital Partners, based in New York with an office in Denver, is a leading investment firm specializing in management buyouts and growth capital investments. Vestar invests, as a partner with management teams, in high-quality, middle-market companies. Since its founding in 1988, Vestar has completed transactions with a total value of approximately $7 billion, including Insight Communications, Prestone Products, St. John Knits, Consolidated Container, Clark-Schwebel, Westinghouse Air Brake, Sheridan Healthcare and Sun Apparel. Vestar manages over $3.5 billion in equity capital.

                  More information about Gleason Corporation is available on the World Wide Web at http://www.gleason.com.

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